As filed with the Securities and Exchange Commission on July 8, 1996

                                                       Registration No. 333-2907

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  -------------

                     HEARTLAND WIRELESS COMMUNICATIONS, INC.
               (Exact name of registrant as specified in charter)

         Delaware                         4841                     73-1435149
(State or other jurisdiction   (Primary Standard Industrial    (I.R.S. Employer
       of incorporation         Classification Code Number)      Identification
       or organization)                                              Number)

                                  -------------

                          200 Chisholm Place, Suite 200
                               Plano, Texas 75075
                                 (214) 423-9494
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                                  -------------

                                 John R. Bailey
                         Senior Vice President-Finance,
                       Chief Financial Officer, Treasurer
                                  and Secretary
                     Heartland Wireless Communications, Inc.
                          200 Chisholm Place, Suite 200
                               Plano, Texas 75075
                                 (214) 423-9494
                (Name, address, including zip code, and telephone
                number, including area code, of agent for service
                                   of process)

                                  -------------

                                    Copy to:

                              Julie M. Allen, Esq.
                        O'Sullivan Graev & Karabell, LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 408-2400

                                  -------------

        Approximate date of commencement of proposed sale to the public:
     From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                  -------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED JULY 8, 1996

PROSPECTUS


                     HEARTLAND WIRELESS COMMUNICATIONS, INC.

                                   ----------

                                 600,000 Shares

                                       of
                                  Common Stock
                                ($.001 par value)

                                   ----------

     This Prospectus relates to an aggregate of 600,000 shares (the "Shares") of common stock, par value $.001 per share (the "Common Stock"), of Heartland Wireless Communications, Inc., a Delaware corporation (the "Company"), reserved for issuance upon exercise of warrants (the "Warrants") that were issued by the Company on April 26, 1995 pursuant to the Warrant Agreement, dated as of April 26, 1995 (the "Warrant Agreement"), between the Company and Bankers Trust Company, as warrant agent. The Warrants became exercisable on the first anniversary of the date of their issuance. The Warrants entitle the holders thereof to purchase Shares at an exercise price of $19.525 per Share until the expiration of the Warrants on April 26, 2000. Assuming all of the Warrants are exercised, the Company will receive proceeds in the amount of $11,715,000 before deducting expenses payable by the Company estimated at $55,000.

     The Common Stock is traded on the Nasdaq Stock Market's National Market under the symbol "HART". On July 2, 1996, the closing price of the Common Stock was $23.75 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein, and if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities offered hereby in any jurisdiction in which it is not lawful or to any person to whom it is not lawful to make any such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that information herein is correct as of any time subsequent to the date hereof.

                  The date of this Prospectus is July __, 1996.

                              AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such material filed by the Company with the Commission may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C., 20549, upon payment of prescribed fees.

     The Company has filed a registration statement on Form S-3 (together with all amendments and exhibits thereto, including documents and information incorporated by reference, the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to the Shares. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Statements contained in this Prospectus as to the contents of any document are not necessarily complete, and in each instance reference is made to such document itself, each such statement being qualified in all respects by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents of the Company which have been filed with the Commission are hereby incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; (iii) Company's Current Reports on Form 8-K dated February 23, 1996, as amended by Form 8-K/A dated February 23, 1996 (filed with the Commission on April 8, 1996) and Form 8-K/A-2 dated February 23, 1996 (filed with the Commission on April 29, 1996), and dated July 1, 1996 and (iv) the description of the Company's Common Stock contained in Item 1 of the Company's Registration Statement on Form 8-A, including any amendment or report filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to April 26, 1996 and prior to the termination of the offering of Common Stock shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document all or part of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the foregoing documents incorporated herein by reference (excluding exhibits unless specifically incorporated therein). Requests for such copies should be submitted in writing to the Company at 200 Chisholm Place, Suite 200, Plano, Texas 75075, Attention: Secretary.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN.

                                   THE COMPANY

     The Company develops, owns and operates wireless cable television systems primarily in small to mid-size markets located in the central United States. As of March 31, 1996, assuming the consummation of the Atlanta Transaction (as defined herein under the caption "Recent Events -- Atlanta Channel Rights"), the Company had wireless cable channel rights in 78 markets, including 39 markets in which the Company has systems in operation serving approximately 142,000 subscribers (the "Existing Systems"), representing approximately 8.2 million households, approximately 6.7 million of which the Company believes can be served by line-of-site ("LOS") transmissions (which generally require a direct, unobstructed transmission path from the central transmitting antenna to the antenna located on the subscriber's premises).

     Certain of the wireless cable assets presently held by the Company are not included in the discussion of the Company's business because such assets are not a part of the Company's current long-term business plan. These assets include wireless cable channel rights and related assets associated with certain Georgia markets ("Disposition Assets"). The Company is currently a party to an agreement relating to the disposition of such Georgia markets. See "Recent Events -- Atlanta Transaction."

     The executive offices of the Company are located at 200 Chisholm Place, Suite 200, Plano, Texas 75075 and its telephone number is (214) 423-9494.

                                  RISK FACTORS

     Prospective investors should carefully consider the following information, in addition to the other information contained in this Prospectus, before exercising the Warrants to purchase the Shares offered hereby.

Limited Operating History; Net Losses Since Inception

     Although the Company's business commenced in 1990, it did not generate any revenues until April 1992. Potential investors, therefore, have limited historical information about the Company upon which to base an evaluation of the Company's performance and a decision to invest in the Company. As of March 31, 1996, the Company has recorded net losses of approximately $27.7 million since inception, due primarily to interest expense and charges for depreciation and amortization of capital expenditures to develop its wireless cable systems. Until such time as the Company substantially increases its subscriber base, resulting in higher subscription fee revenues, it will continue to experience losses. Because of the costs associated with launching a wireless cable television system and expanding its subscriber base, continued growth by the Company will tend to reduce net income, if any, or increase net losses. As a result, the Company expects to continue to experience net losses while it develops and expands its wireless cable systems even if mature individual systems of the Company are profitable.

Substantial Indebtedness of The Company; Insufficiency of Earnings to Cover Fixed Charges

     As of March 31, 1996, the Company had approximately $158.0 million of indebtedness and the Company's consolidated subsidiaries had approximately $53.2 million of total liabilities. For the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996, the Company's earnings were insufficient to cover fixed charges by $406,000, $4,638,000, $20,187,000, $2,350,000 and $9,795,000, respectively. The ability of the Company to make payments of principal and interest on its indebtedness will be largely dependent upon its future financial performance. Many factors, some of which will be beyond the Company's control (such as prevailing economic conditions), will affect its financial performance. There can be no assurance that the Company will be able to generate sufficient cash flow to cover required interest and principal payments. If the Company is unable to meet interest and principal payments in the future, it may, depending upon the circumstances which then exist, seek additional equity or debt financing, attempt to refinance its existing indebtedness or sell all or part of its business or assets to raise funds to repay its indebtedness. There can be no assurance that sufficient equity or debt financing will be available, or, if available, that it will be on terms acceptable to the Company, that the Company will be able to refinance its existing indebtedness or that sufficient funds could be raised through asset sales. The Company's high level of indebtedness has several important consequences, including, but not limited to: (i) significant interest expense and principal repayment obligations resulting in substantial annual fixed charges; (ii) significant limitations on the Company's ability to obtain financing, make capital expenditures and acquisitions and take advantage of other business opportunities that may arise; and (iii) increased vulnerability to adverse general economic and industry conditions. There can be no assurance that the Company will be profitable in the future.

Management of Growth; Integration of Acquired Businesses

     The Company has experienced rapid growth in the number of its employees and the scope of its operating and financial systems. This growth has resulted in an increased level of responsibility for both existing and new management personnel. Effective on February 23, 1996, the Company acquired all of the assets and liabilities of each of American Wireless Systems, Inc. ("AWS") and CableMaxx, Inc. ("CMAX") and substantially all of the assets and certain of the liabilities of each of Fort Worth Wireless Cable T.V. Associates (the "Fort Worth Partnership"), Wireless Cable TV Associates #38 (the "Minneapolis Partnership") and Three Sixty Corp. ("TSC"), the successor to Technivision, Inc. ("Technivision"). The foregoing acquisitions are referred to collectively herein as the "Transactions." The consummation of the Transactions has resulted in additional significant growth of the Company's operations. To manage its growth effectively, the Company will be required to implement and improve its operating and financial systems and controls and to expand, train and manage its employee base. Although the Company has retained the services of certain persons formerly employed by other parties to the Transactions, the

Company is primarily dependent upon the existing management of the Company to perform the management functions formerly performed by management of each of the parties to the Transactions. To the extent that the Company's existing management is unable to assume or perform these combined duties, the Company could be adversely affected. There can be no assurance that the management, systems and controls currently in place or any steps taken to improve such management, systems and controls will be adequate in the future.

     In addition, management of the Company must make and implement a number of strategic and operational decisions regarding the integration of its various operations and the exploitation of its assets and businesses. The timing and manner of the implementation of decisions made with respect to the ongoing business of the Company will materially affect the operations of the Company. Given the range of potential outcomes arising from such decisions, and the interrelationships among the decisions to be made, it is difficult to quantify with precision the future composition of the Company. There can also be no assurance that any acquired businesses will be integrated successfully into the Company's business.

Need For Additional Financing For Growth

     The growth of the Company's business requires substantial investment on a continuing basis to finance capital expenditures and expenses related to subscriber growth and system development. Although the Company believes that its cash and cash equivalent assets will be sufficient to fund the Company's operations and expansion through at least the end of 1996, there is no assurance that additional funds will not be necessary to complete the launch, build-out and expansion of all of the Company's wireless cable systems and to bring such systems to a mature state or that any such required additional funds would be available on satisfactory terms and conditions, if at all. In addition, the Company's capital needs will depend in part upon the success of the Company's efforts to sell or otherwise dispose of the Disposition Assets and the nature of any consideration received as a result of such dispositions. To the extent assets and markets designated for disposition are not sold, or are not sold for cash, the Company's requirements for additional funds will be increased. There is also no assurance that the Company will not pursue, from time to time, other opportunities to acquire additional wireless cable channel rights and businesses that may utilize the capital currently expected to be available for its current markets. The amount and timing of the Company's future capital requirements, if any, will depend upon a number of factors, including programming costs, equipment costs, marketing expenses, staffing levels, subscriber growth and competitive conditions, and any purchases or dispositions of assets, many of which are not within the Company's control. Failure to obtain any required additional financing could materially adversely affect the growth, cash flow or earnings of the Company.

Potential Significant Industry Transactions

     Significant industry transactions such as acquisitions and dispositions of channel rights, joint ventures and other business transactions between and among participants in the wireless cable television industry have occurred with some frequency in the past, and the Company's management expects this trend to continue in the foreseeable future. Although the Company regularly engages in discussions concerning such industry transactions with other industry participants, the Company is not currently subject to any material definitive agreements in such regard except as disclosed herein or in those documents incorporated herein by reference. Whether the Company proceeds with any of these discussions and whether the Company ultimately negotiates and/or consummates any additional significant industry transactions will depend, among other things, upon the business and prospects of the Company, industry conditions, investment and growth opportunities available to the Company, stock market conditions, availability and suitability of financing for such transactions, regulatory and legal considerations, and other plans and requirements of the Company. No assurance can be given that, if consummated, any such significant industry transactions could be successfully integrated into the Company's business.

Dependence on Existing Management; Key Employees

     The Company is dependent in large part on the experience and knowledge of existing management. The Company has not entered into any employment agreements with, or obtained key-man life insurance for, any of its executive officers and there can be no assurance that any of such persons will remain in the Company's employ in the future. Thomas W. Dixon, the Company's Senior Vice President-Operations, resigned as an executive officer, to join CS Wireless Systems, Inc. ("CS Wireless") as its Senior Vice President-Operations. In addition, John R. Bailey, the Senior Vice President-Finance, Chief Financial Officer, Treasurer and Secretary of the Company, serves as Acting Chief Financial Officer of CS Wireless until CS Wireless names a full-time Chief Financial Officer in addition to performing his duties as an officer and employee of the Company. The Company's success is also dependent upon its ability to attract and retain qualified employees to develop and operate its wireless cable systems. There can be no assurance that the Company will be able to attract and retain such employees in the future.

Competition

     The pay television industry is highly competitive. Wireless cable television systems face or may face competition from several sources, such as traditional hard-wire cable companies, satellite master antenna television systems, direct broadcast satellites and other alternative methods of distributing and receiving television transmissions. Further, premium movie services offered by cable television systems have encountered significant competition from the home video cassette recorder industry. In areas where several local off-air VHF/UHF broadcast signals can be received without the benefit of subscription television, cable television systems also have experienced competition from the availability of broadcast signals generally and have found market penetration to be more difficult. In addition, within each market, the Company initially must compete with others to acquire, from the limited number of channel licenses issued, rights to a minimum number of channels needed to establish a viable system. Legislative, regulatory and technological developments may result in additional and significant competition, including competition from local telephone companies, from a proposed new wireless service known as local multi-point distribution and from emerging trends and technologies. In the Existing Systems, the Company has targeted its marketing to households that are unpassed by traditional hard-wire cable and that have limited access to local off-air VHF/UHF broadcast channels. Accordingly, to date the Company has not encountered significant direct competition from traditional hard-wire cable companies. It is likely, however, given the markets acquired in the Transactions, that the Company will face significant direct competition from traditional hard-wire cable companies in the future. In addition, as the telecommunications industry continues to evolve, the Company may face additional competition from new providers of entertainment and data services. In particular, there are a rapidly growing number of information and data service providers serving consumers via informal communications networks, such as the Internet and World Wide Web. Although the Company is unaware of any such provider delivering programming like that available over wireless cable television, there can be no assurance that continuing advances in technology will not make such delivery possible. Even if such direct competition does not exist in the future, however, the Company's services will compete, indirectly, with entertainment services generally, including those provided by operators using evolving technology. Many actual and potential competitors have greater financial, marketing and other resources than the Company. No assurance can be given that the Company will compete successfully in any or all of its markets.

Government Regulation

     The right to transmit on wireless cable channels is regulated by the Federal Communications Commission (the "FCC") and the copyright for the retransmission of local off-air VHF/UHF broadcasts is regulated by the United States Copyright Office pursuant to the Copyright Act of 1976, as amended (the "Copyright Act").

     Cable Act. Pursuant to the Cable Television Consumer Protection and Competition Act of 1992, as amended (the "Cable Act"), the FCC adopted rate regulations exclusively for traditional hard-wire cable systems. Pursuant to the Telecommunications Act of 1996, which was enacted in February 1996, all cable rate regulation will be eliminated after three years, and for "small systems" as defined in such Act, and under certain other circumstances, rate regulation will be eliminated immediately. The Company cannot predict precisely what effect these regulations or other governmental regulations may have on traditional hard-wire cable operators as to price and service. While current FCC regulations are intended to promote the development of a competitive pay television industry, the rules and regulations affecting the wireless cable industry may change, and any future changes in FCC rules, regulations, policies and procedures could have an adverse effect on the industry as a whole and on the Company in particular.

     Copyright Act. Secondary transmission of a broadcast signal is permissible only if approved by the copyright holder or if subject to compulsory licensing under the Copyright Act. The United States Congress adopted legislation extending the compulsory copyright licensing system to include wireless cable systems. As a result of this action, wireless cable operators may engage in secondary transmissions of distant programming without the copyright holder's approval, provided that such operators file certain reports and pay certain fees set by the Copyright Royalty Tribunal.

     Regulation of Retransmission. Effective October 6, 1993, pursuant to the Cable Act, local broadcasters may require that cable operators obtain their consent before retransmitting local off-air VHF/UHF broadcasts. The FCC has exempted wireless cable operators from the retransmission consent rules if the receive-site antenna is either owned by the subscriber or within the subscriber's control and available for purchase by the subscriber upon the termination of service. In all other cases, wireless cable operators must obtain consent to retransmit local broadcast signals. The Company has obtained such consents in each of its Existing Systems where the Company is retransmitting on a wireless cable channel. Such consents will be required in the Company's other markets. There can be no assurance that the Company will be able to obtain such consents on terms satisfactory to the Company.

     Other Regulations. Wireless cable operators are also subject to regulation by the Federal Aviation Administration (the "FAA") with respect to the construction of transmission towers and to certain local zoning regulations affecting construction of towers and other facilities. There may also be restrictions imposed by local authorities. There can be no assurance that the Company will not be required to incur additional costs in complying with such regulations and restrictions. No assurance can be given that new regulations will not be imposed or that existing regulations will not be changed. Any such new or modified regulations could have a material adverse effect on the wireless cable industry as a whole and on the Company in particular.

Dependence on Channel Leases; Loss of Licenses by Lessors

     The Company is dependent on leases with unaffiliated third parties for most of its wireless cable channel rights. The Company has entered into leases for substantially all of its wireless cable channel rights with channel license holders, applicants for channel licenses and applicants that have had previously-filed applications returned without prejudice by the FCC and which will be refiled. The Company's channel leases typically cover four instructional television fixed service ("ITFS") and/or one to four multi-point distribution service ("MDS") wireless cable channels each. Generally, ITFS channels may only be owned by qualified non-profit educational organizations and in general must use a minimum of 20 hours per week per channel for educational programming. The remaining excess ITFS channel air time may be leased to wireless cable operators for commercial use without further restriction. MDS channels may be owned by commercial entities and allow full-time usage without programming restrictions. Under the rules of the FCC, the term of an ITFS channel lease cannot exceed ten years. There is no such restriction for MDS channel leases. ITFS licenses generally are granted for a term of ten years and are subject to the renewal by the FCC. MDS licenses generally will expire on May 1, 2001 unless renewed. The use of such channels by the license holders is subject to regulation by the FCC and the Company's ability to continue to enjoy the benefits of its leases with channel license holders is dependent upon the continuing compliance by the channel license holders with applicable regulations including the requirement that ITFS license holders must meet certain educational use requirements in order to lease transmission capacity to wireless cable operators. The remaining initial terms of most of the Company's channel leases are approximately 5 to 10 years, although certain of the Company's channel leases have initial terms expiring during the next several years. Most of the Company's leases grant the Company a right of first refusal to purchase the channels after the expiration of the lease if FCC rules and regulations so permit, provide for automatic renewal of the lease term upon FCC renewal of the license and/or require the parties to negotiate lease renewals in good faith. The termination of or failure to renew a channel lease or termination of the channel license, or the failure to grant an application for an extension of time to construct an authorized station, would result in the Company being unable to deliver television programming on such channel(s). Although the Company does not believe that the termination of or failure to renew a single channel lease or license would adversely affect the Company, several of such terminations or failures in one or more markets that the Company actively serves could have a material adverse effect on the Company. Additionally, FCC licenses also specify construction deadlines, which, if not met, could result in the loss of the license. Requests for additional time to construct may be filed and are subject to review pursuant to FCC rules. Certain of the Company's channel rights are subject to pending extension requests and it is anticipated that additional extensions will be required. There can be no assurance that the FCC will grant any particular extension request or license renewal request.

Uncertainty of Grant of Pending Applications

     Applications for wireless cable licenses are subject to approval by the FCC. Applicants with whom the Company has entered into leases have filed a series of applications with the FCC for a number of wireless cable channels and the Company has entered into leases for additional channels with applicants that have had previously-filed applications returned without prejudice by the FCC and which have been refiled. The vast majority of such leases are in the form of lease agreements with qualified non-profit educational organizations for ITFS channels. These ITFS applications are expected to undergo review by the FCC's engineers and staff attorneys over the next several months. There is no limit on the time that may elapse between filing the application with the FCC for a modification or new license and action thereon by the FCC. Once the FCC staff determines that the applications meet certain basic technical and legal qualifications, the staff will then determine whether each application is proximate to the transmit and receive-site locations of other applications. Those applications that would result in signal interference to other pending applications ("Competing Applications") must then undergo a comparative selection process. The FCC's ITFS application selection process is based on a set of objective criteria that includes whether an applicant is located in the community to be served and the number of students that will receive the applicant's educational programming. Thus, the outcome of the selection process when two or more qualified applicants are competing for the same channels lends itself to a degree of predictability that varies according to the circumstances. Most of the Company's lease agreements with applicants for channel licenses involve channel licenses for which Competing Applications have been filed. In each market, the Company has carefully considered the FCC's selection criteria in choosing the educational entities with which it has entered into lease agreements. However, because the FCC's application review process does not lend itself to complete certainty, and given the considerable number of applications involved, no assurance can be given as to the precise number of applications that will be granted. A number of competing applicants for channel licenses have filed with the FCC petitions to deny the applications in which the Company has acquired channel rights, based upon alleged substantive defects in the applicant or in technical or other aspects of the application. The Company anticipates that the FCC will deny most of the current petitions to deny the applications in which the Company has acquired channel rights. However, no assurance can be given as to the precise number of such petitions that will be denied. Although the Company does not believe that any single award of a channel license to an applicant that has filed a Competing Application or the granting of any single petition to deny an application in which the Company has acquired channel rights would adversely affect the Company, several of such awards or grants could have a material adverse effect on the Company.

Uncertainty of Ability to Obtain FCC Authorizations

     Wireless cable systems transmit programming over wireless cable channels that are licensed by the FCC. Generally, the Company believes that a minimum of 12 wireless cable channels are necessary to offer a commercially viable wireless cable system in most rural markets and that more channels are required in more competitive markets, such as those well served by traditional cable television systems. In some of its long-term launch markets, the Company does not currently have the right to operate 12 channels from the same transmitter site. In those markets, the Company is dependent upon (i) the grant of pending applications for modification of existing licenses for unbuilt ITFS stations, (ii) the grant of such license modification applications which have not been filed and/or (iii) the grant of applications for new ITFS licenses, some of which have not been filed. There can be no assurance that any or all of the modification applications and new license applications actually made or anticipated to be made by the Company will be granted by the FCC. Although the Company does not believe that the denial of any single modification or new license application will adversely affect it, the denial of several such applications, particularly if concentrated in one or a few of the Company's markets, could have a material adverse effect on its growth.

Interference Issues

     Under current FCC regulations, a wireless cable operator may install receive-site equipment and serve any point where its signal can be received, subject to the interference protection rights of certain other wireless cable systems. Interference from other wireless cable systems can limit the ability of a wireless cable system to serve particular points, in the same manner that interference from one television station limits the ability of a viewer to receive another television station broadcasting on the same frequency. In licensing ITFS and MDS stations, a primary concern of the FCC is avoiding situations where proposed stations are predicted to cause interference to the reception of existing station signals. Pursuant to current FCC regulations, a wireless cable license holder is generally protected from interference within 35 miles of the transmission site. The Company's business plan involves moving the authorized transmitter site of various of its MDS and ITFS licensed stations and obtaining the grant of licenses to new stations that the Company will use in its wireless cable systems. The FCC interference protection standards may make one or more of those proposed relocations or new grants unavailable. In any such event, it may be necessary to negotiate interference agreements with the licensees of stations which would otherwise block such relocations or new grants. There can be no assurance that the Company will be able to negotiate any required interference agreements on terms acceptable to it. In the event that the Company cannot obtain interference agreements required to implement its plans for a given market, the Company may have to curtail or modify operations in that market. Any substantial modification or curtailment of the Company's operations in its markets could have a material adverse effect on its growth or financial performance. In addition, while the Company's leases with MDS and ITFS licensees require their cooperation, it is possible that one or more of the Company's channel lessors may hinder or delay the Company's efforts to use the channels in accordance with its plans for a particular market.

Auction of Basic Trading Areas

     As a result of legislation authorizing the FCC to utilize competitive bidding (auctions) for the award of initial licenses or construction permits for certain commercial services when mutually exclusive applications have been filed, on June 15, 1995 the FCC adopted new rules replacing lottery procedures with auctions for the awarding of commercial licenses where two or more parties have filed applications for the same frequencies. Auctions under the new rules began November 13, 1995 for the award of initial commercial licenses for "Basic Trading Areas" or "BTAs" (as defined by Rand McNally) and ended March 28, 1996; however, the new auction rules do not apply when a license is to be renewed. The new rules are effective although pleadings have been filed which might result in changes in the rules, and any auctions conducted pursuant thereto. BTA license holders that obtain an MDS license via an auction must provide interference protection to the 35-mile protected service area of existing license holders. Under the statutory auction authority enacted in 1993, ITFS licenses are exempt from the auction process and applications for ITFS licenses are expected to continue to be awarded according to the FCC's objective criteria. The Company has filed a long-form application (FCC Form 304) or a Statement of Intention with the FCC for each of the 93 BTAs for which it was the winning bidder.

Dependence on Program Material Agreements

     In connection with its distribution of television programming, the Company is dependent on fixed-term contracts with various program suppliers. Generally, the terms of such contracts are for periods of one to five years. Although the Company has no reason to believe that any such contracts will be cancelled or will not be renewed upon expiration, if such contracts are cancelled or not renewed, the Company will have to seek program material from other sources. There is no assurance that other program material will be available to the Company on acceptable terms or at all or, if so available, that such material will be acceptable to the Company's subscribers. The likelihood that program material will be unavailable to the Company is significantly mitigated by the Cable Act and various FCC regulations issued thereunder, which, among other things, impose limits on exclusive programming contracts and generally prohibit cable programmers in which a cable operator has an attributable interest from discriminating against cable competitors with respect to the price and terms and conditions of sale of programming. Only a few of the major cable television programming services carried by the Company are not currently directly owned by a vertically integrated cable operator, and the Company historically has not had difficulty in arranging satisfactory contracts for these services. The Cable Act is the subject of various legal challenges and if it were found to be unconstitutional, program suppliers might raise their prices or make their program material unavailable to the Company.

Physical Limitations of Wireless Cable Transmission

     Wireless cable programming is transmitted via microwave frequencies from a transmission facility to a small receiving antenna at each subscriber's location, which generally requires a direct, unobstructed line-of-sight from the transmission facility to the subscriber's receiving antenna. Therefore, in communities with tall trees, hilly terrain, tall buildings or other obstructions in the transmission path, wireless cable transmission can be difficult or impossible to receive at certain locations without the use of signal boosters. Consequently, the Company may not be able to supply services to certain potential subscribers. In addition, in limited circumstances, extremely adverse weather can damage transmission and receiving antennas as well as transmit site equipment.

Possible Additional Capital Expenditures for Disposition Assets

     No assurance can be given that the planned disposition of the Disposition Assets will be consummated. Accordingly, the Company may be required to expend additional capital to maintain certain assets and/or fund lease payments attributable to the Disposition Assets. Further, no assurance can be given that the disposition of the Disposition Assets will have the desired impact on the Company's business or financial affairs.

Possible Adverse Tax Consequences Attributable To Certain Dispositions

     The cash and promissory note portion of the consideration received by the Company and/or its subsidiaries from the consummation of the sale and contribution of certain assets to TruVision Cable, Inc. ("TruVision") and CS Wireless, received upon the consummation of the Los Angeles Disposition (as defined herein) and to be received upon the consummation of the Atlanta Transaction will result in the recognition of gain for Federal income tax purposes. The amount of any tax liability attributable thereto will depend upon numerous factors, including the tax basis of the assets conveyed, the net operating losses available to the Company and other factors. There can be no assurance that sufficient tax bases and net operating losses will exist to defray a material amount of any such gain, thereby requiring the Company to pay certain tax liabilities to Federal and/or state authorities. Any such payments would negatively impact the Company's cash flow.

Difficulties and Uncertainties of a New Industry

     While wireless cable television is not a new technology, it is a relatively new industry with a short operating history. Potential investors should be aware of the difficulties and uncertainties that are normally associated with new industries, such as lack of consumer acceptance, difficulty in obtaining financing, increasing competition, advances in technology and changes in laws and regulations. There can be no assurance that the wireless cable industry will develop or continue as a viable or profitable industry.

Certain Subsidiaries Not Wholly Owned

     The Company generally conducts its business through subsidiaries. The Company's subsidiaries include non-operating subsidiaries that hold interests in channels, subsidiaries that operate systems and subsidiaries that do both. The Company also has an operating subsidiary that installs wireless cable systems in various markets served by the Company and its subsidiaries. Certain of the Company's subsidiaries are not wholly owned and most subsidiaries are indirectly owned by the Company as a result of its majority ownership of other entities. Although the Company has a sufficient interest in its subsidiaries to be able to exercise control over them, the Company may owe a fiduciary duty to the holders of various minority interests in its subsidiaries. Accordingly, the Company may not exercise unfettered control over such subsidiaries and may be required to deal with such subsidiaries on terms no less favorable to such subsidiaries than could be obtained from unaffiliated third parties. The Company believes that all of its dealings with its subsidiaries have been on such terms. In addition, dividends or other distributions paid or made by such subsidiaries must be paid or made on a pro rata basis to all stockholders.

Wireless One and CS Wireless Minority Investments

     The Company owns approximately 26% of the outstanding common stock of Wireless One, Inc., a Delaware corporation ("Wireless One"). Although David E. Webb and J. R. Holland, Jr., Directors of the Company, serve as Directors of Wireless One, the Company cannot exercise unfettered control over this substantial investment. The Company does not control the management of Wireless One, and is dependent upon the skill, expertise and managerial efforts of the management of Wireless One to achieve a return on the Company's substantial investment in Wireless One. To the extent Wireless One proves unsuccessful in its business, the value of the Company's investment therein will be adversely affected. Similarly, the Company owns approximately 35% of the outstanding common stock of CS Wireless. Although David E. Webb and J.R. Holland, Jr., Directors of the Company, serve as Directors of CS Wireless, the Company cannot exercise unfettered control over this substantial investment. The Company does not control the management of CS Wireless, and is dependent upon the skill, expertise and managerial efforts of the management of CS Wireless to achieve a return on the Company's substantial investment in CS Wireless. To the extent CS Wireless proves unsuccessful in its business, the value of the Company's investment therein will be adversely affected.

Agreement to Vote for Board Designee of Jupiter; Co-Sale Right

     David E. Webb, the President and Chief Executive Officer of the Company, L. Allen Wheeler, Vice Chairman and a member of the Board of Directors of the Company and Hunt Capital Group, L.L.C. ("Hunt Capital"), a principal stockholder of the Company and affiliate of J. R. Holland, Jr., the Chairman of the Board of the Company, collectively own approximately 40.8% of the outstanding Company Common Stock. Pursuant to the terms of a Stockholders' Agreement (the "Stockholders' Agreement"), entered into in connection with the private placement of $40.2 million of 9% Convertible Subordinated Discount Notes due 2004 (the "Convertible Notes"), each of Hunt Capital, David E. Webb and L. Allen Wheeler, have agreed to vote their shares of the Company Common Stock (i) in favor of the election to the Company's Board of Directors of one designee of Jupiter Partners, L.P.,the purchaser of $40 million of the Convertible Notes ("Jupiter"), and (ii) in favor of the Company's Board of Directors consisting of at least three and not more than seven members, for so long as Jupiter retains a 25% interest in the Convertible Notes originally purchased by it and/or the shares of the Company Common Stock issued or issuable upon conversion thereof (the "Conversion Shares") originally issuable to it. The agreement of such stockholders to elect Jupiter's designee to the Board of Directors may restrict the ability of such stockholders to elect their preferred slate of directors to manage the Company, which may result in a member of the Board of Directors having interests that conflict with those of the other stockholders of the Company. In addition, under the terms of the Stockholders' Agreement, each of Hunt Capital, David E. Webb and L. Allen Wheeler have agreed that, for so long as Jupiter holds such 25% interest, in the event of any proposed sale or series of sales of the Company Common Stock by any such stockholder to a non-affiliate for aggregate consideration greater than $15 million or representing in excess of 5% of the then outstanding shares of Company Common Stock, such stockholder shall not effect such sale unless Jupiter is permitted to participate in such sale on a pro rata basis with such stockholder. The co-sale right may reduce the likelihood of a change in control of the Company because any potential purchaser of stock held by the controlling stockholders may also be required to purchase shares owned by Jupiter.

Limited Trading Volume and Possible Volatility of the Company Common Stock

     During 1994 and 1995, the average trading volume of shares of the Company Common Stock on Nasdaq National Market was approximately 22,800 and 33,600 shares per day, respectively. Prior to the consummation of the Transactions on February 23, 1996, approximately 12,611,131 shares of the Company's Common Stock were issued and outstanding, including 8,141,801 shares (of which 225,400 shares were subject to exercisable options) held by executive officers, directors and their affiliates. As a result of the Transactions, the Company issued approximately 6,757,141 additional shares of Common Stock (of which 10,252 shares are held by the Company as treasury shares), resulting in substantial increases both in the number of outstanding shares of Company Common

Stock held by persons other than executive officers, directors and their affiliates, and in the average daily trading volume of the Company's Common Stock on Nasdaq National Market. The market price of the Company Common Stock could fluctuate substantially in the future for a variety of reasons, including the anticipated increased trading volume and anticipated dispositions resulting from the Transactions, the performance of the Company, investor expectations for the Company and the wireless cable television industry, general economic conditions and fluctuations in the overall stock market.

No Company Common Stock Dividends

     The Company has not paid dividends on the Company Common Stock since its inception and does not anticipate paying any dividends in the foreseeable future. In addition, provisions relating to the Company's indebtedness prohibit the payment or accrual of dividends or any other distribution with respect to the Company's Common Stock until such debt is paid in full.

Possible Future Acquisitions

     The Company has in the past made a number of acquisitions and may in the future make additional acquisitions. The Company can be expected to seek to acquire additional channel rights, both in its existing markets and in other markets, both directly and indirectly by acquiring other wireless cable television providers. Such acquisitions may be in geographic areas or markets outside of the Company's traditional focus of small to mid-size markets in the central United States. In addition, it is possible that the Company might make one or more acquisitions outside of the business of providing wireless cable television services. Any such acquisitions may be made for cash, securities, including the Company Common Stock, or combinations thereof. Under applicable law and regulations, in many circumstances, approval by the Company's stockholders of any such acquisitions may not be required. The Company may pay for such acquisitions in cash or by issuing equity or debt securities. The issuance of equity to effect or finance such acquisitions would have the effect of reducing the percentage ownership of the Company held by each pre-acquisition stockholder and the incurrence of indebtedness in connection with such acquisitions could adversely affect the liquidity, results of operations and financial condition of the Company.

Certain Rescission Rights

     On February 23, 1996, American Wireless Systems, Inc. ("AWS") became a wholly owned subsidiary of the Company. See "Recent Events - The Transactions." Prior to February 23, 1996, a predecessor of AWS, through an affiliate, participated in the offer and sale of approximately $29 million of general partnership interests in three general partnerships without registration under any federal or state securities laws. Following an investigation by the Commission, AWS, Steven G. Johnson, then a director and officer of AWS, Jeffrey
D. Howes, formerly a director and officer of AWS, and Dexter S. Cohen and Kevin
C. King, each of whom then owned greater than five percent of AWS common stock, without admitting or denying any wrongdoing, consented to an SEC order to cease and desist from committing or causing any violation and any future violations of the securities registration provisions of the Securities Act and the broker-dealer registration provisions of the Exchange Act. In addition, securities administrators in 22 states also have investigated or are presently investigating the activities related to the unregistered sale of the general partnership interests described above. The actions taken by the various state securities administrators range from no action taken to the issuance of 15 cease and desist orders and consent orders pursuant to which AWS, the issuing general partnerships and Messrs. Johnson and Howes, as officers of AWS, were required to cease selling general partnership interests without registration, to offer rescission to individuals who purchased general partnership interests and, in certain cases, to pay administrative penalties. In certain cases, such parties have entered into consent decrees with state regulatory authorities, including an order in Arizona requiring AWS to offer to purchase such general partnership interests sold to residents of Arizona or to pay the Arizona Corporation Commission an amount equal to the amount of the investment made by all general partners who are Arizona residents, or approximately $566,000, plus interest from the time of investment. AWS has advised the Arizona Corporation Commission that it does not intend to make such offer to purchase.

     On September 29, 1995, AWS and one of the general partnerships in which interests were sold (the "Pittsburgh Partnership") jointly sold (the "Pittsburgh Sale") their respective interest in the joint venture operating the wireless cable television system in Pittsburgh, Pennsylvania to CAI Wireless Systems, Inc. ("CAI"). General partners holding approximately 72% of the general partnership interests of the Pittsburgh Partnership (the "Pittsburgh Partners") executed and delivered written consents to such sale, each of which included a release of certain contingent claims including claims arising from the offer and sale of the general partnership interests to the Pittsburgh Partners. On February 23, 1996, in connection with the consummation of the Transactions, Fort Worth Wireless Cable T.V. Associates, another of the general partnerships in which interests were sold (the "FTW Partnership") sold (the "FTW Transaction") its interest in the joint venture operating the wireless cable television system in Fort Worth, Texas to the Company. General partners holding in excess of 78% of the general partnership interests of the FTW Partnership (the "FTW Partners") executed and delivered written consents to such sale, each of which included a release of certain contingent claims including claims arising from the offer and sale of the general partnership interests to the FTW Partners. On February 23, 1996, in connection with the consummation of the Transactions, Wireless Cable TV Associates #38, another of the general partnerships in which interests were sold (the "Minneapolis Partnership"), sold (the "Minneapolis Transaction") its interest in the limited liability company operating the wireless cable television system in Minneapolis, Minnesota to the Company. General partners holding in excess of 88% of the general partnership interests of the Minneapolis Partnership (the "Minneapolis Partners") executed and delivered written consents to such sale, each of which included an assignment to the Company of certain related parties from certain contingent claims against AWS and certain related parties, including claims arising from the offer and sale of the general partnership interests to the Minneapolis Partners.

     There can be no assurance that the Minneapolis Partners, the FTW Partners or the Pittsburgh Partners who did not vote in favor of the Minneapolis Transaction, the FTW Transaction, the Pittsburgh Sale, respectively, or any governmental agency will not institute proceedings against AWS or the Company, as the successor to AWS, based on a failure to register the general partnership interests in connection with a public offering or for damages based on alleged omissions or misrepresentations of material information in connection with the sale of such interests. No assurance can be given that a successful claim against the predecessors of AWS could not be asserted against the Company based on a number of theories involving successor liability. The institution of legal action against the Company arising out of the offer and sale of general partnership interests by AWS' predecessors could result in substantial defense costs to the Company and the diversion of efforts by the Company's management, and the imposition of liabilities against the Company could have an adverse effect on the Company.

                                   THE COMPANY

     The Company develops, owns and operates wireless cable television systems, primarily in small to mid-size markets located in the central United States. As of March 31, 1996, assuming the consummation of the Atlanta Transaction, the Company had wireless cable channel rights in 78 markets, representing approximately 8.2 million households, approximately 6.7 million of which the Company believes can be serviced by line-of-sight transmissions (which generally require a direct, unobstructed transmission path from the central transmitting antenna to the antenna located on the subscriber's premises).

     The Company further estimates that within these markets, approximately 3.0 million LOS households, or approximately 36% of the Company's total LOS households, are currently unpassed by traditional hard-wire cable systems. As of March 31, 1996, the Company's 78 markets included (i) 39 markets in which the Company has wireless cable television systems in operation, (ii) eight markets in which the Company has wireless cable television systems under construction, and (iii) 31 future launch markets, including 27 in which the Company has aggregated sufficient wireless cable channel rights to commence construction of a system and four in which the Company has leases with or options from applicants for channel licenses that the Company expects to be granted by the FCC. As of March 31, 1996, the 39 Existing Systems were providing wireless cable service to approximately 142,000 subscribers.

     Certain of the wireless cable assets presently held by the Company are not included in the discussion of the Company's business because such assets are not a part of the Company's current long-term business plan. These assets include wireless cable channel rights and related assets associated with the Los Angeles, California market. The Company is currently a party to an agreement relating to the disposition of the Los Angeles market.

     The table below provides information regarding the 78 markets in which Heartland has wireless cable channel rights that it currently intends to retain and develop as of March 31, 1996, assuming the consummation of the Atlanta Transaction.

                                                                      Number of
                                                                     Subscribers
                           Estimated     Estimated                       at
                             Total     Line-of-Sight      Current     March 31,
        Market           Households(1) Households(1)    Channels(2)     1996
        ------           ------------- -------------    -----------  -----------
EXISTING SYSTEMS
Ada, OK                       27,950        20,693           32         5,712
Wichita Falls, TX             78,290        74,376           28         6,149
Midland, TX                  120,037       114,035           26         4,851
Abilene, TX                   86,676        82,344           23         3,818
Lawton, OK                    97,023        92,172           27         7,639
Laredo, TX                   313,406(3)    297,736(3)        27         6,359
Enid, OK                      76,602        72,772           21         4,365
Lindsay, OK                   52,266        42,646           32         3,699
Ardmore, OK                   61,416        52,976           20         3,542
Mt. Pleasant, TX              33,589        26,871           16         2,357
Lufkin, TX                   117,534        88,150           12           -- (4)
Shaw, KS                      47,223        42,763           30         4,176
Texarkana, TX                118,204        94,563           20         2,190
Stillwater, OK                54,562        40,922           20         6,912
Lubbock, TX                  123,934       105,323           34         6,593
McLeansboro, IL               80,136        60,102           18         1,437
Vandalia, IL                  73,593        55,195           20         1,997
Olney, IL                     67,812        50,859           20         1,888
Lykens, OH                   210,800       168,640           24           736
Paragould, AR                 77,523        58,500           21         2,969
Sikeston, MO                  69,837        52,378           24         3,207
Taylorville, IL              159,596       119,697           20         2,023
Peoria, IL                   276,446       248,801           22         1,231
Manhattan, KS                 56,473        42,355           20         1,487
O'Donnell, TX                 68,940        65,493           20         1,727
Olton, TX                     32,548        30,921           20         1,529
Monroe City/Lakenan, MO       46,376        34,782           27         1,816
Paris, TX                     55,445        41,584           20         1,623
Sherman/Denison, TX          100,000        90,000           31         6,154
Harper/Freeport, IL          125,269        93,952           20           719
Corsicana/Athens, TX          69,161        62,245           23           711
Strawn/Ranger, TX             34,488        25,866           20           508
Hamilton, TX                  28,551        21,413           20           456
Champaign, IL                164,992       148,493           23         2,236
Austin, TX                   360,000       250,000           31        12,572
Temple/Killeen, TX           110,000        80,000           35         6,907
Waco, TX                     100,000        80,000           35         4,404
Marion, KS                    53,881        40,411           19           -- (5)
Corpus Christi, TX           135,000       108,000           31        15,490
                           ---------     ---------                    -------
   Total--Existing Systems 3,965,579     3,278,029                    142,189
                           ---------     ---------                    -------

                                         Estimated     Estimated     Estimated
                                           Total     Line-of-Sight  Channels at
        Market                          Households    Households    Launch(2)(6)
        ------                          ----------    ----------    ------------

SYSTEMS UNDER CONSTRUCTION(7)
Anthony, KS                               15,798          11,845        16
Forrest City, AR                          55,642          41,732        21
Peaksville, MO                            48,157          36,118        15
Purdin, MO                                25,001          18,751        20
Sterling, KS                              45,213          38,431        24
Stromsburg, NE                            34,813          29,591        20
Tulsa, OK 321,922                        321,922         273,634        16
Walnut Grove, IL                          84,226          63,170        20
                                         -------         -------
   Total--Systems Under Construction     630,772         513,272
                                         -------         -------

FUTURE LAUNCH MARKETS(8)
Altus, OK                                 30,653          29,120        16
Amarillo, TX                             106,670         101,337        26
Bellflower, MO                            63,384          57,046        20
Bluffs, IL                                46,389          34,792        20
Burnet, TX                                24,917          18,688        16
Charlotte, TX                             32,771          24,578        16
Columbia, MO                             149,622         127,179        18
Crow, TX                                  71,421          57,137        12
Des Moines, LA                           267,279         240,551        16
El Dorado, AR                             54,727          38,310        16
El Paso, TX                              200,000         180,000        27
Elk City, OK                              26,379          21,103        16
Fischer, TX                              317,039         237,779        20
Henryetta, OK                             31,968          25,574        16
Holdenville, OK                           50,637          45,573        20
Ingram, TX                                26,235          19,679        20
Kossuth, TX                               52,490          39,368        20
Lenapah, OK                               51,921          38,941        12
Mayfield, KY                             175,948         155,972        21
McAlester, OK                             36,475          25,533        20
Miami, OK                                 70,820          60,197        15
Muskogee, OK                              66,510          53,208        20
Portsmouth, NH                           384,389         288,292        27
Sabinal, TX                               15,795          11,846        20
Seminole, OK                              42,204          35,873        19
Shreveport, LA                           214,315         182,168        24
Springfield, MO                          139,706         118,750        16
Topeka, KS                               211,762         190,586        16
Tyler, TX                                233,416         186,734        14
Weatherford, OK                           31,445          29,873        16
Wick, OH                                 336,098         268,878        20
                                       ---------       ---------
   Total--Future Launch Markets        3,563,385       2,944,662
                                       ---------       ---------
       Total--All Company Markets      8,159,736       6,735,963
                                       =========       =========

- ----------

(1) Does not include LOS households acquired by the Company through the FCC's BTA auction, which ended March 28, 1996. The Company estimates that it acquired an additional approximately 1.4 million net new households and approximately 1.5 million net new LOS households in the BTA auction that are not included in the table. The Company plans to reengineer its markets to reflect the addition of new LOS households in its 78 existing markets and to add new markets where the Company acquired sufficient channel rights in the BTA auction to commence construction of a system.

(2) Includes local off-air VHF/UHF channels, some of which are retransmitted by the Company over wireless cable channels.

(3) Includes households located in Mexico, to which the Company would be permitted to provide service in conjunction with a Mexican-owned company.

(4) Construction of the Lufkin System was completed in December 1994. The Company is not actively marketing its service in the Lufkin System because it is awaiting action by the FCC to grant licenses, which would increase the number of wireless cable channels available to the Company.

(5)  The Marion system was launched on March 28, 1996.

(6) The Company's business strategy is generally to launch a market with approximately 12 wireless cable channels. Although the Company has no current intention to launch any market with less than 12 channels, the Company will launch certain markets with more than 12 channels and may, at some point in the future, launch one or more markets with less than 12 channels due to FCC construction deadlines or competitive considerations in such markets. Expected channels at launch includes channels with respect to which the Company has a lease with or an option from a channel license holder, an applicant for a channel license or an entity that has had an application for a channel license returned without prejudice by the FCC and which will be refiled. In certain markets, the Company has rights to additional wireless cable channels but does not expect to utilize such channels upon system launch.

(7) Systems in which the system head-end is under construction. Expected channels at launch for such systems include channels with respect to which the Company has a lease with or an option from a channel license holder or an applicant for a channel license.

(8) Such markets include 27 markets with respect to which the Company has aggregated sufficient wireless cable channel rights to commence construction of a system and four markets with respect to which the Company has a lease with or an option from an applicant for a channel license or an entity that has had an application for a channel license returned without prejudice by the FCC and which will be refiled. The Company expects a substantial number of such licenses to be granted by the FCC.


                                 RECENT EVENTS

Los Angeles Disposition

     Effective June 20, 1996, the Company sold to Pacific Telesis Group ("Pacific Telesis") the wireless cable assets and related liabilities of the Company in the Los Angeles, California market for $8.2 million cash and the reimbursement of certain prepaid expenses (the "Los Angeles Disposition").

Atlanta Transaction

     Effective May 9, 1996, the Company and CS Wireless reached an agreement in principle, pursuant to which the Company will sell to CS Wireless all of the outstanding capital stock of a subsidiary of the Company owning the wireless cable assets and related liabilities associated with the Adairsville, Powers Crossroads and Rutledge, Georgia markets for $7.2 million (the "Atlanta Transaction"). This purchase price will be paid either in cash or in a combination of $5.0 million cash and a $2.2 million note. Consummation of this transaction is expected to occur on or before July 31, 1996. The Atlanta Transaction is subject to customary closing conditions, including, without limitation, satisfactory due diligence review by CS Wireless. No assurance can be given that such conditions will be satisfied. If such conditions are not satisfied, the Company will actively seek one or more disposition opportunities for these assets for cash, promissory notes, equity interests or a combination thereof.

Memphis Transaction

     On May 6, 1996, the Company consummated the sale of the Memphis and Flippin, Tennessee wireless cable markets to TruVision for approximately $5.4 million in cash. Upon consummation of the sale, TruVision dismissed a lawsuit against the Company and AWS without prejudice and each party entered into a Settlement Agreement and Release in connection therewith.


                                 USE OF PROCEEDS

     Assuming that all of the Warrants are exercised, the Company will receive proceeds of approximately $11,715,000 before deducting expenses payable by the Company estimated at $55,000. The net proceeds to the Company from the sale of any Shares upon exercise of the Warrants will be used for working capital and other general corporate purposes.

                DESCRIPTION OF WARRANTS AND PLAN OF DISTRIBUTION

     The Shares offered hereby are being offered by the Company to holders of Warrants. Such Shares will be offered directly by the Company, without the use of an underwriter or placement agent. The Warrants entitle the holders thereof to purchase Shares at an exercise price of $19.525 per Share, subject to adjustment under certain circumstances, payable in cash or by certified or official bank check. The warrants expire on April 26, 2000. A Warrant can be exercised by surrendering the certificate representing the Warrant (the "Warrant Certificate") to the Warrant Agent accompanied by payment of the exercise price for each Share as to which the Warrant is being exercised. The Company will pay all documentary stamp taxes attributable to the issue of the Shares issuable upon the exercise of Warrants; provided, however, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue of any Warrant Certificates or any certificates for Shares issued upon the exercise of the Warrants in a name other than that of the holder of a Warrant Certificate surrendered upon the exercise of a Warrant, and the Company shall not be required to issue or deliver such Warrant Certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid. A certificate or certificates representing the Shares purchased will be issued by the Company following the time of exercise, together with a new Warrant Certificate if less than all of the Shares covered by the Warrant Certificate are being purchased. The date of exercise of any Warrant will be the date the Warrant Certificate is duly presented to the Warrant Agent accompanied by payment of the exercise price.

     The Warrant Agreement provides for adjustment of the exercise price and the number of shares of Common Stock purchasable upon exercise of the Warrants to protect the Warrant holders against dilution in certain events, including stock dividends, distributions of the Company Common Stock, stock splits, reorganizations, reclassifications, subdivisions and combinations of Common Stock, the merger, consolidation or disposition of all or substantially all of the assets of the Company, or the distribution pro rata to all holders of Common Stock of assets or debt securities.

     The Company and the Warrant Agent may from time to time supplement or amend the Warrant Agreement or the provisions of the Warrant Certificates without the approval of any holders of the Warrants in order to cure any ambiguity, to correct or supplement any provision contained therein that may be defective or inconsistent with the other provisions therein, or to make any other provisions in regard to matters or questions arising thereunder that are not inconsistent with the provisions of the Warrant Certificates and do not adversely affect the interest of the Warrant holders.

     The Company is not required to issue any Warrant Certificate evidencing a fraction of a Warrant or to issue fractions of Shares of Common Stock on the exercise of the Warrants. If any fraction (calculated to the nearest one-hundredth) of a Share of Common Stock would otherwise be issuable on the exercise of any Warrant, the Company will purchase such fraction for an amount in cash equal to the current value of such fraction. By accepting a Warrant Certificate, the holder thereof has waived any right to receive a Warrant Certificate evidencing any fraction of a Warrant or to receive any fractional share of Common Stock upon exercise of a Warrant.

     The Warrant holders as such are not entitled to vote, receive dividends or exercise any of the rights of holders of Shares of Common Stock for any purpose until such Warrants have been duly exercised and payment of the purchase price has been made.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of certain Federal income tax considerations relevant to the ownership, exercise and disposition of the Warrants, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Code, Treasury Regulations, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect a holder of the Warrants. The following discussion assumes that holders will hold the Warrants as capital assets.

     The Company has not sought and will not seek any rulings from the IRS with respect to the positions of the Company discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences described herein or that any such position would not be sustained.

     The tax treatment of a holder of Warrants may vary depending on his or its particular situation or status. This summary does not address the tax consequences to taxpayers who are subject to special rules such as insurance companies, tax-exempt organizations, financial institutions, broker-dealers or foreign entities, or aspects of Federal income taxation that may be relevant to a particular holder based upon such holder's particular tax situation. In addition, the description does not consider the effect of any applicable foreign, state, local or other tax laws.

     EACH HOLDER SHOULD CONSULT HIS OR ITS OWN TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR IT OF HOLDING, EXERCISING AND DISPOSING OF THE WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

Exercise

     No gain or loss will be recognized for Federal income tax purposes by holders of the Warrants upon the exercise thereof in exchange for Shares (except to the extent of cash, if any, received in lieu of the issuance of fractional shares of Common Stock). A holder's tax basis in the Shares will equal the sum of the adjusted tax basis in the Warrants plus the exercise price paid on the exercise thereof. The holding period of the Shares received on the exercise of the Warrants will not include the period during which the Warrants were held by such holder. If any cash is received in lieu of fractional shares, the holder will recognize gain or loss, and the character and the amount of such gain or loss will be determined as if the holder had received such fractional shares and then immediately sold them for cash.

Sale of Warrants

     The sale of a Warrant ordinarily will result in the recognition of gain or loss to the holder for Federal income tax purposes in an amount equal to the difference between the amount realized on such sale or exchange and the holder's tax basis in the Warrant. Such gain or loss will be capital gain or loss, provided the Shares would have been a capital asset in the hands of the Warrant holder had the Warrant been exercised, and will be long-term capital gain or loss with respect to Warrants held for more than one year.

     Similarly, gain or loss will generally be recognized upon a sale of the Shares received upon exercise of a Warrant in an amount equal to the difference between the amount realized on the transfer and the holder's adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, provided the Shares are held as a capital asset, and will be long-term capital gain or loss with respect to Shares with a more than one-year holding period.

Lapse

     If the Warrants lapse without exercise, the holder will recognize a capital loss (assuming the sale or exchange of the Warrants by the holder would have given rise to capital gain or loss) equal to the holder's tax basis in the Warrants. Any such capital loss would be long-term if the holding period for the Warrants exceeds one year.

Adjustments

     The conversion ratio and exercise price of the Warrants are subject to adjustments under certain circumstances. Under Section 305 of the Code and the Treasury Regulations issued thereunder, holders of the

Warrants will be treated as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends-received deduction in the case of corporate holders) to the extent of the Company's current and/or accumulated earnings and profits, if, and to the extent that, certain adjustments in the conversion ratio and exercise price that may occur in limited circumstances, increase the proportionate interest of a holder of a Warrant in the earnings and profits of the Company. Thus, under certain circumstances that may or may not occur, such adjustment may be treated as taxable distributions to holders of Warrants without regard to whether such holders receive any cash or other property.

     THE DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO A WARRANT HOLDER'S PARTICULAR TAX SITUATION. WARRANT HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF WARRANTS, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                                     EXPERTS

     The consolidated financial statements and schedule of Heartland Wireless Communications, Inc. as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP refers to a change in 1995 by the Company in the method of accounting for the direct costs and installation fees related to subscriber installations.

     The financial statements of Technivision, Inc. as of May 31, 1995 and 1994, and for each of the years in the three- year period ended May 31, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP contains an explanatory paragraph that states that Technivision, Inc.'s recurring losses from operations and excess of current liabilities over current assets raise substantial doubt about the entity's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

     The balance sheets of Cross Country Division as of December 31, 1993 and 1994, and the related statements of operations and division equity and cash flows for the year ended December 31, 1993, the period from January 1, 1994 to August 18, 1994 and the period from August 19, 1994 to December 31, 1994 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP contains an explanatory paragraph that refers to a business combination in 1994 accounted for as a purchase involving assets comprising a portion of Cross Country Division. As a result of the acquisition, financial information of Cross Country Division for periods after August 18, 1994 is presented on a different cost basis than that for periods before August 18, 1994 and, therefore, such information is not comparable.

     The consolidated balance sheets as of June 30, 1994 and 1995 and the consolidated statements of operations, stockholders' equity and cash flows of CableMaxx, Inc. for the period December 18, 1992 to June 30, 1993 and the fiscal years ended June 30, 1994 and 1995, and the consolidated statements of operations and cash flows of Supreme Cable Co., Inc. and its subsidiaries (the "Predecessor") for the period commencing July 1, 1992 to December 17, 1992, incorporated by reference in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, as indicated in their report with respect thereto, which includes an explanatory paragraph which states that specified circumstances raise substantial doubt about CableMaxx, Inc.'s ability to continue as a going concern, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

     The financial statements of American Wireless Systems, Inc. incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to said report which includes an explanatory paragraph that describes factors raising substantial doubt about the Company's ability to continue as a going concern.

     The consolidated financial statements of Fort Worth Wireless Cable T.V. Associates incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report which includes an explanatory paragraph that describes factors raising substantial doubt about the Company's ability to continue as a going concern.

     The consolidated financial statements of Wireless Cable TV Associates #38 incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report. Reference is made to said report which includes an explanatory paragraph that describes factors rasing substantial doubt about the Company's ability to continue as a going concern.

                                  LEGAL MATTERS

     The validity of the Shares offered hereby has been passed upon for the Company by O'Sullivan Graev & Karabell, LLP, 30 Rockefeller Plaza, 41st Floor, New York, New York 10112.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

SEC Registration Fee...........................................     $ 4,040
Accounting Fees and Expenses...................................     $18,000
Legal Fees and Expenses........................................     $28,000
Miscellaneous..................................................     $ 4,960
                                                                    -------
                                                        Total..     $55,000
                                                                    =======

     All fees and expenses other than the SEC registration fee are estimated. The expenses listed above will be paid by the Company.

Item 15.  Indemnification of Directors and Officers

     Pursuant to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), Article VI of the Registrant's Restated Certificate of Incorporation (the "Certificate of Incorporation") eliminates the liability of the Registrant's directors to the Registrant or its stockholders, except for liabilities related to breach of duty of loyalty, actions not in good faith and certain other liabilities.

     Section 145 of the DGCL provides for indemnification by the Registrant of its directors and officers. In addition, Article IX, Section 1 of the Registrant's Restated By-Laws requires the Registrant to indemnify any current or former director or officer to the fullest extent permitted by the DGCL. In addition, the Registrant has entered into indemnity agreements with its directors, which obligate the Registrant to indemnify such directors to the fullest extent permitted by the DGCL. The Registrant has also obtained officers' and directors' liability insurance which insures against liabilities that officers and directors of the Registrant may incur in such capacities.


Item 16.  List of Exhibits

     (a) Exhibits

2.1 Letter Agreement regarding formation of the Registrant (filed as Exhibit 2.1 to the Registrant's Registration Statement on Form S-1, File No. 33-74244 (the "Form S-1"), and incorporated herein by reference)

2.2 Supplement to Letter Agreement regarding formation of the Registrant (filed as Exhibit 2.2 to the Form S-1 and incorporated herein by reference)

2.3 Asset Purchase Agreement among RuralVision Joint Venture, RuralVision Central, Inc. and RuralVision South, Inc. (filed as Exhibit 2.3 to the Registrant's Registration Statement on Form S-1, File No. 33-84408 (the "November Form S-1") and incorporated herein by reference)

2.4 Supplemental Agreement to the Asset Purchase Agreement among RuralVision Joint Venture, RuralVision Central, Inc. and RuralVision South, Inc. (filed as Exhibit 2.4 to the November Form S-1 and incorporated herein by reference)

2.5 Closing Agreement amending the Supplemental Agreement among RuralVision Joint Venture, RuralVision Central, Inc. and RuralVision South, Inc. (filed as Exhibit 2.5 to the November Form S-1 and incorporated herein by reference)

2.6 Asset Purchase Agreement between RuralVision Joint Venture and Cable Equity Partners, Inc. (filed as Exhibit 2.6 to the November Form S-1 and incorporated herein by reference)

2.7 Letter Agreement amending Asset Purchase Agreement between RuralVision Joint Venture and Cable Equity Partners, Inc. (filed as Exhibit 2.7 to the November Form S-1 and incorporated herein by reference)

2.8 Letter Agreement between the Registrant and Cross Country Wireless, Inc. (filed as Exhibit 2.8 to the November Form S-1 and incorporated herein by reference)

2.9 Letter Agreement between the Registrant and Cable Equity Partners, Inc. (filed as Exhibit 2.9 to the Registrant's Registration Statement on Form S-4, File No. 33-87076 (the "February 1995 Form S-4") and incorporated herein by reference)

2.10 Lease Purchase Agreement between the Registrant and Choice Television of Iowa, L.C. (filed as Exhibit 2.10 to the February 1995 Form S-4 and incorporated herein by reference)

2.11 Asset Purchase Agreement between the Registrant and RuralVision Joint Venture (filed as Exhibit 2.11 to the Form 8-K Current Report dated as of December 1, 1994 and filed with the Commission on December 14, 1994 (the "Form 8-K"), and incorporated herein by reference)

2.12 Agreement for Purchase and Sales of Assets between the Registrant and REC Services, Inc. (filed as Exhibit 2.12 to the February 1995 Form S-4 and incorporated herein by reference)

2.13 Letter Agreement among the Registrant, United States Wireless Cable, Inc. and United States Wireless Cable Systems, Inc. (filed as Exhibit
         2.13 to the February 1995 Form S-4 and incorporated herein by reference)

2.14 Letter Agreement among the Registrant, Cross Country Wireless, Inc. and RuralVision Joint Venture (filed as Exhibit 2.14 to the February 1995 Form S-4 and incorporated herein by reference)

2.15 Extension Agreement among the Registrant, Cross Country Wireless, Inc., Cross Country Wireless Cable West, L.P., RuralVision Joint Venture, RuralVision Central, Inc., RuralVision South, Inc. and Selling Shareholders of RuralVision Central, Inc. and RuralVision South, Inc. (filed as Exhibit 2.15 to the February 1995 Form S-4 and incorporated herein by reference)

2.16 Note Modification Agreement among the Registrant, Cross Country Wireless, Inc., Cross Country Wireless Cable West, L.P., RuralVision Joint Venture, RuralVision Central, Inc., RuralVision South, Inc., the Selling Shareholders of RuralVision Central, Inc. and RuralVision South, Inc., the Larry D. Hudson Trust and Jerri Hudson Bell (filed as
         Exhibit 2.16 to the February 1995 Form S-4 and incorporated herein by reference)

2.17 Asset Purchase Agreement between Heartland Wireless Paducah, Inc. and Cross Country Wireless, Inc. (filed as Exhibit 2.17 to the February 1995 Form S-4 and incorporated herein by reference)

2.18 First Amendment to Joint Venture Agreement between the Registrant and Cross Country Wireless, Inc. (filed as Exhibit 2.18 to the February 1995 Form S-4 and incorporated herein by reference)

2.19 Venture Distribution Agreement between the Registrant and RuralVision Joint Venture (filed as Exhibit 2.19 to the February 1995 Form S-4 and incorporated herein by reference)

2.20 Stock Purchase Agreement between Wireless Communications, Inc. and Robert R. Story (filed as Exhibit 2.20 to the Registrant's Registration Statement on Form S-4, File No. 33-65357, (the "January 1996 Form S-4") and incorporated herein by reference)

2.21 Asset Purchase Agreement between United States Wireless Systems, Inc. and Robert R. Story, Inc. (filed as Exhibit 2.21 to the January 1996 Form S-4 and incorporated herein by reference)

2.22 Amended and Restated Agreement and Plan of Merger dated as of September 11, 1995 between American Wireless Systems, Inc., Heartland Merger Sub, Inc. and the Registrant (filed as Exhibit 2.22 to the January 1996 Form S-4 and incorporated herein by reference)

2.23 Amended and Restated Asset Purchase Agreement dated as of October 4, 1995 between Fort Worth Wireless Cable T.V. Associates and the Registrant (filed as Exhibit 2.23 to the January 1996 Form S-4 and incorporated herein by reference)

2.24 Amended and Restated Asset Purchase Agreement dated as of October 4, 1995 between Wireless Cable TV Associates #38 and the Registrant (filed as Exhibit 2.24 to the January 1996 Form S-4 and incorporated herein by reference)

2.25 Amended and Restated Agreement and Plan of Merger dated as of September 11, 1995 between CableMaxx, Inc., Heartland Merger Sub 2, Inc. and the Registrant (filed as Exhibit 2.25 to the January 1996 Form S-4 and incorporated herein by reference)

2.26 Amended and Restated Asset Purchase Agreement dated as of October 19, 1995, between Three Sixty Corp., Technivision, Inc. and the Registrant (filed as Exhibit 2.26 to the January 1996 Form S-4 and incorporated herein by reference)

2.27 Participation Agreement dated as of December 12, 1995, by and among Registrant, CAS Wireless Systems, Inc. and CS Wireless Systems, Inc. (the "Participation Agreement") (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated December 12, 1995 and incorporated herein by reference)

2.28 Amendment No. 1 to Participation Agreement dated February 22, 1996 (filed as Exhibit 2.7 to the Registrant's Current Report on Form 8-K dated February 23, 1996 and incorporated herein by reference)

4.1* Warrant Agreement dated as of April 26, 1995, between the Registrant and Bankers Trust Company, as Warrant Agent

5** Opinion of O'Sullivan Graev & Karabell, LLP (including the consent of such firm) regarding legality of securities being offered

23.1** Consent of O'Sullivan Graev & Karabell, LLP (included as part of its opinion filed as Exhibit 5 hereto)

23.2* Consent of KPMG Peat Marwick LLP, independent certified public accountants (Heartland Wireless Communications, Inc.)

23.3* Consent of KPMG Peat Marwick LLP, independent certified public accountants (Technivision, Inc.)

23.4* Consent of Arthur Andersen LLP, independent certified public accountants (American Wireless Systems, Inc., Wireless Cable TV Associates #38, and Fort Worth Wireless Cable T.V. Associates)

23.5* Consent of Coopers & Lybrand LLP, independent certified public accountants (CableMaxx, Inc.)

23.6* Consent of KPMG Peat Marwick, LLP, independent certified public accountants (Cross Country Division)

24**     Powers of Attorney

- ----------

*        Filed herewith.

**       Previously filed.

Item 17.  Undertakings

     (a) Rule 415 Offering. The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

               (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Filings incorporating subsequent Exchange Act documents by reference. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Request for acceleration of effective date. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Company's Certificate of Incorporation, Bylaws or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (i) Rule 430A. The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 3rd day of July, 1996.


                                  HEARTLAND WIRELESS
                                  COMMUNICATIONS, INC.


                                  By:  /s/ John R. Bailey
                                       --------------------------------------
                                       John R. Bailey
                                       Senior Vice President-Finance,
                                       Chief Financial Officer, Treasurer and
                                       Secretary (Principal Financial Officer)

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed on the 3rd day of July, 1996, by the following persons in the capacities indicated:

        Signatures                          Title
        ----------                          -----


/s/ J. R. Holland, Jr.*       Chairman of the Board and Director
- --------------------------
J. R. Holland, Jr.


/s/ L. Allen Wheeler*         Vice Chairman of the Board and Director
- --------------------------
L. Allen Wheeler


/s/ David E. Webb*            President, Chief Executive Officer and Director
- --------------------------    (Principal Executive Officer)
David E. Webb


/s/ John R. Bailey            Senior Vice President-Finance, Chief Financial
- --------------------------    Officer, Treasurer and Secretary
John R. Bailey                (Principal Financial Officer)


/s/ David D. Hagey*           Vice President, Controller and Assistant Secretary
- --------------------------    (Principal Accounting Officer)
David D. Hagey


/s/ Dennis M. O'Rourke*       Director
- --------------------------
Dennis M. O'Rourke


/s/ John A. Sprague*          Director
- --------------------------
John A. Sprague

/s/ Wes W. Watkins*           Director
- --------------------------
Wes W. Watkins


/s/ Alvin H. Lane, Jr.*       Director
- --------------------------
Alvin H. Lane, Jr.


*  By  /s/ John R. Bailey
- ------------------------------------
           Attorney-in-Fact

                                INDEX TO EXHIBITS

Exhibit No.                        Description
- -----------                        -----------

2.1 Letter Agreement regarding formation of the Registrant (filed as Exhibit 2.1 to the Registrant's Registration Statement on Form S-1, File No. 33-74244 (the "Form S-1"), and incorporated herein by reference)

2.2 Supplement to Letter Agreement regarding formation of the Registrant (filed as Exhibit 2.2 to the Form S-1 and incorporated herein by reference)

2.3 Asset Purchase Agreement among RuralVision Joint Venture, RuralVision Central, Inc. and RuralVision South, Inc. (filed as Exhibit 2.3 to the Registrant's Registration Statement on Form S-1, File No. 33-84408 (the "November Form S-1") and incorporated herein by reference)

2.4 Supplemental Agreement to the Asset Purchase Agreement among RuralVision Joint Venture, RuralVision Central, Inc. and RuralVision South, Inc. (filed as Exhibit 2.4 to the November Form S-1 and incorporated herein by reference)

2.5 Closing Agreement amending the Supplemental Agreement among RuralVision Joint Venture, RuralVision Central, Inc. and RuralVision South, Inc. (filed as Exhibit 2.5 to the November Form S-1 and incorporated herein by reference)

2.6 Asset Purchase Agreement between RuralVision Joint Venture and Cable Equity Partners, Inc. (filed as Exhibit 2.6 to the November Form S-1 and incorporated herein by reference)

2.7 Letter Agreement amending Asset Purchase Agreement between RuralVision Joint Venture and Cable Equity Partners, Inc. (filed as Exhibit 2.7 to the November Form S-1 and incorporated herein by reference)

2.8 Letter Agreement between the Registrant and Cross Country Wireless, Inc. (filed as Exhibit 2.8 to the November Form S-1 and incorporated herein by reference)

2.9 Letter Agreement between the Registrant and Cable Equity Partners, Inc. (filed as Exhibit 2.9 to the Registrant's Registration Statement on Form S-4, File No. 33-87076 (the "February 1995 Form S-4") and incorporated herein by reference)

2.10 Lease Purchase Agreement between the Registrant and Choice Television of Iowa, L.C. (filed as Exhibit 2.10 to the February 1995 Form S-4 and incorporated herein by reference)

2.11 Asset Purchase Agreement between the Registrant and RuralVision Joint Venture (filed as Exhibit 2.11 to the Form 8-K Current Report dated as of December 1, 1994 and filed with the Commission on December 14, 1994 (the "Form 8-K"), and incorporated herein by reference)

2.12 Agreement for Purchase and Sales of Assets between the Registrant and REC Services, Inc. (filed as Exhibit 2.12 to the February 1995 Form S-4 and incorporated herein by reference)

2.13 Letter Agreement among the Registrant, United States Wireless Cable, Inc. and United States Wireless Cable Systems, Inc. (filed as Exhibit
         2.13 to the February 1995 Form S-4 and incorporated herein by reference)

2.14 Letter Agreement among the Registrant, Cross Country Wireless, Inc. and RuralVision Joint Venture (filed as Exhibit 2.14 to the February 1995 Form S-4 and incorporated herein by reference)

2.15 Extension Agreement among the Registrant, Cross Country Wireless, Inc., Cross Country Wireless Cable West, L.P., RuralVision Joint Venture, RuralVision Central, Inc., RuralVision South, Inc. and Selling Shareholders of RuralVision Central, Inc. and RuralVision South, Inc. (filed as Exhibit 2.15 to the February 1995 Form S-4 and incorporated herein by reference)

2.16 Note Modification Agreement among the Registrant, Cross Country Wireless, Inc., Cross Country Wireless Cable West, L.P., RuralVision Joint Venture, RuralVision Central, Inc., RuralVision South, Inc., the Selling Shareholders of RuralVision Central, Inc. and RuralVision South, Inc., the Larry D. Hudson Trust and Jerri Hudson Bell (filed as
         Exhibit 2.16 to the February 1995 Form S-4 and incorporated herein by reference)

2.17 Asset Purchase Agreement between Heartland Wireless Paducah, Inc. and Cross Country Wireless, Inc. (filed as Exhibit 2.17 to the February 1995 Form S-4 and incorporated herein by reference)

2.18 First Amendment to Joint Venture Agreement between the Registrant and Cross Country Wireless, Inc. (filed as Exhibit 2.18 to the February 1995 Form S-4 and incorporated herein by reference)

2.19 Venture Distribution Agreement between the Registrant and RuralVision Joint Venture (filed as Exhibit 2.19 to the February 1995 Form S-4 and incorporated herein by reference)

2.20 Stock Purchase Agreement between Wireless Communications, Inc. and Robert R. Story (filed as Exhibit 2.20 to the Registrant's Registration Statement on Form S-4, File No. 33-65357, (the "January 1996 Form S-4") and incorporated herein by reference)

2.21 Asset Purchase Agreement between United States Wireless Systems, Inc. and Robert R. Story, Inc. (filed as Exhibit 2.21 to the January 1996 Form S-4 and incorporated herein by reference)

2.22 Amended and Restated Agreement and Plan of Merger dated as of September 11, 1995 between American Wireless Systems, Inc., Heartland Merger Sub, Inc. and the Registrant (filed as Exhibit 2.22 to the January 1996 Form S-4 and incorporated herein by reference)

2.23 Amended and Restated Asset Purchase Agreement dated as of October 4, 1995 between Fort Worth Wireless Cable T.V. Associates and the Registrant (filed as Exhibit 2.23 to the January 1996 Form S-4 and incorporated herein by reference)

2.24 Amended and Restated Asset Purchase Agreement dated as of October 4, 1995 between Wireless Cable TV Associates #38 and the Registrant (filed as Exhibit 2.24 to the January 1996 Form S-4 and incorporated herein by reference)

2.25 Amended and Restated Agreement and Plan of Merger dated as of September 11, 1995 between CableMaxx, Inc., Heartland Merger Sub 2, Inc. and the Registrant (filed as Exhibit 2.25 to the January 1996 Form S-4 and incorporated herein by reference)

2.26 Amended and Restated Asset Purchase Agreement dated as of October 19, 1995, between Three Sixty Corp., Technivision, Inc. and the Registrant (filed as Exhibit to the January 1996 Form S-4 and incorporated herein by reference)

2.27 Participation Agreement dated as of December 12, 1995, by and among Registrant, CAS Wireless Systems, Inc. and CS Wireless Systems, Inc. (the "Participation Agreement") (filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated December 12, 1995 and incorporated herein by reference)

2.28 Amendment No. 1 to Participation Agreement dated February 22, 1996 (filed as Exhibit 2.7 to the Registrant's Current Report on Form 8-K dated February 23, 1996 and incorporated herein by reference)

4.1* Warrant Agreement dated as of April 26, 1995, between the Registrant and Bankers Trust Company, as Warrant Agent

5** Opinion of O'Sullivan Graev & Karabell, LLP (including the consent of such firm) regarding legality of securities being offered

23.1** Consent of O'Sullivan Graev & Karabell, LLP (included as part of its opinion filed as Exhibit 5 hereto)

23.2* Consent of KPMG Peat Marwick LLP, independent certified public accountants (Heartland Wireless Communications, Inc.)

23.3* Consent of KPMG Peat Marwick LLP, independent certified public accountants (Technivision, Inc.)

23.4* Consent of Arthur Andersen LLP, independent certified public accountants (American Wireless Systems, Inc., Wireless Cable TV Associates #38, and Fort Worth Wireless Cable T.V. Associates)

23.5* Consent of Coopers & Lybrand LLP, independent certified public accountants (CableMaxx, Inc.)

23.6* Consent of KPMG Peat Marwick, LLP, independent certified public accountants (Cross Country Division)

24**     Powers of Attorney


- ----------

*        Filed herewith.
**       Previously filed.